Exhibit 2

c) Office of the Comptroller of the Currency I Washington, DC 20219 CERTIFICATE OF CORPORATE EXISTENCE I, Michael J. Hsu, Acting Comptroller of the Currency, do hereby certify that: l. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 U SC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations. 2. “US. Bank National Association,” Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate. , IN TESTIMONY WHEREOF, today, July 23, 2021, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the US. Department of the Treasury, in the City of Washington, District of Columbia A ng Comptroller of the Currency